April 24, 2015
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
035194-0102

Via EDGAR System

Ms. Karen L. Rossotto U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Parnassus Funds (File No. 811-04044)
Registration Statement on Form N-1A (No. 002-93131)
Filed March 3, 2015
Parnassus Income Funds (File No. 811-06673)
Registration Statement on Form N-1A (No. 033-36065)
Filed March 3, 2015

Ladies and Gentlemen:

On behalf of our clients, Parnassus Funds and Parnassus Income Funds and their series, the Parnassus Fund, the Parnassus Endeavor Fund, the Parnassus Mid Cap Fund, the Parnassus Asia Fund and the Parnassus Fixed Income Fund (collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statements referenced above, as amended (collectively, the “Registration Statement”).  The Prospectus and the Statement of Additional Information are exactly the same for both registrants.

The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).  Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Registration Statement.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

April 24, 2015

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.  When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  Where applicable, the Funds will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

Registration Statement

3.  Please indicate whether the Funds may purchase foreign securities directly on foreign markets.

Response:  The Funds have revised this disclosure as requested to add the following sentence in the Funds’ discussion of their principal investment strategies: “The Fund may purchase foreign securities directly on foreign markets.”

4.  In the summary section, please revise the disclosure on the portfolio managers to be limited to the information required by Item 5(b) of Form N-1A.

Response:  The Funds have revised this disclosure as requested.  The revised disclosure is found below:

Jerome L. Dodson is the lead Portfolio Manager of the Parnassus Fund and has been a portfolio manager of the Fund since its inception in 1984. He is also President and a Trustee of the Parnassus Funds.

Ian Sexsmith is a Portfolio Manager of the Parnassus Fund and has served in this capacity since 2013.

Todd C. Ahlsten is the lead Portfolio Manager of the Parnassus Core Equity Fund and has been a portfolio manager of the Fund since 2001. He is also a Vice President of the Funds.

Benjamin E. Allen is a Portfolio Manager of the Parnassus Core Equity Fund and has served in this capacity since 2012.

Jerome L. Dodson has been the Portfolio Manager of the Parnassus Endeavor Fund since its inception in 2005. He is also President and a Trustee of the Parnassus Funds.

April 24, 2015

Matthew D. Gershuny is the lead Portfolio Manager of the Parnassus Mid Cap Fund and has served as a portfolio manager of the Fund since 2008.

Lori A. Keith is a Portfolio Manager of the Parnassus Mid Cap Fund and has served in this capacity since 2008.

Jerome L. Dodson is the lead Portfolio Manager of the Parnassus Asia Fund and has been a portfolio manager of the Fund since its inception on April 30, 2013. He is also President and a Trustee of the Parnassus Funds.

Billy J. Hwan is a Portfolio Manager of the Parnassus Asia Fund and has served in this capacity since July 1, 2014.

Samantha D. Palm is the Portfolio Manager of the Parnassus Fixed Income Fund and has served in this capacity since 2013.

5.  Are the other expenses for the Institutional Shares based on actual expenses?  Or estimates?

Response:  The Funds have revised the disclosure to make it clear that the other expenses have been estimated based on the actual expenses of the Investor Shares: “Other expenses have been estimated based on actual expenses of the Investor Shares during the fiscal year ended December 31, 2014.”

6.  Please explain the use of the Russell Midcap Index to define what constitutes a medium capitalization company.

Response:  As a general matter, the Funds may use any reasonable definition of medium capitalization company, taking into account all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.  In this regard, the Russell Midcap Index is a well-known index that focuses on medium capitalization companies, and is the index against which the Parnassus Mid Cap Fund has historically compared its performance.  The Funds have updated the disclosure about the Index to be as of a recent date: “The Fund considers a mid-sized company to be one that has a market capitalization between that of the smallest and largest constituents of the Russell Midcap Index (which was between $211 million and $39 billion as of March 31, 2015) measured at the time of purchase.”

7.  Consider including a small capitalization company risk for the Parnassus Mid Cap Fund.

Response:  The Funds have revised this disclosure as requested.  The revised disclosure is found below:

Small- and Mid-Capitalization Company Risk. The Fund invests primarily in mid-capitalization companies and may also invest in small-capitalization companies, both of which can be particularly sensitive to changing economic conditions since they do not have the financial resources or the well-established businesses of large-capitalization companies. Relative to the stocks of large-capitalization companies, the stocks of small- and mid-capitalization companies are often thinly traded, and purchases and sales may result in higher transaction costs. Also, smaller capitalization companies tend to perform poorly during times of economic stress.

April 24, 2015

8.  Revise the disclosure to make it clear that a number of Asian markets are considered emerging markets.

Response:  The Funds have revised this disclosure as requested.  The revised disclosure is as follows: “Many Asian markets are considered to be emerging markets.”

9.  Revise the disclosure to reference the term “junk bonds" when the Funds disclose investing in non-investment grade securities.  Also, revise the disclosure to make it clear that investments in derivatives are not principal investments.

Response:  The Funds have ensured that there is appropriate disclosure regarding non-investment grade securities and derivatives.  The disclosure is found below:

Non-investment grade bonds (otherwise known as “high-yield” or “junk bonds”) and bonds that have not been rated by a nationally recognized statistical rating organization carry additional credit risk and are considered to be less safe than investment-grade bonds.

These investments may include, on a non-principal basis, derivative securities such as collateralized mortgage obligations and asset-backed securities.

10.  Revise the disclosure to make it clear that when a Fund assumes a temporary defensive position, it may be unable to achieve its investment objective.

Response:  The Funds have revised this disclosure as requested.  The revised disclosure is as follows: “For temporary defensive purposes or in response to adverse market, economic or political conditions, the Fund may invest a substantial portion of its assets in short-term, money-market instruments. To the extent that the assets of the Fund are invested in temporary defensive positions, the Fund may not achieve its investment objective.”

11.  Current disclosure about changes that occur with regard to foreign securities references the net asset value (NAV) being impacted when shareholders do not have access to a Fund.  Please revise this disclosure to reference shareholders not being able to buy or sell shares of a Fund.

Response:  The Funds have revised this disclosure as requested.  The revised disclosure is as follows: “Accordingly, the NAV of the Parnassus Asia Fund may be significantly affected on days when the shareholders are not able to purchase or redeem shares of the Parnassus Asia Fund, and the NAVs of the Parnassus Fund, the Parnassus Core Equity Fund, the Parnassus Endeavor Fund, the Parnassus Mid Cap Fund and the Parnassus Fixed Income Fund may be affected as well.”

12.  Revise the disclosure to make it clear that the investment limitations related to borrowing and illiquid securities must be adhered to even when the restrictions are violated because of changing market values.

Response:  The Funds have revised this disclosure as requested.  The disclosure is found below:

April 24, 2015

The aforementioned percentage restrictions on investment or utilization of assets refer to the percentage at the time an investment is made, except for those percentage restrictions relating to investments in illiquid securities and bank borrowings.  If these restrictions are adhered to at the time an investment is made, and such percentage subsequently changes as a result of changing market values or some similar event, no violation of a Fund’s fundamental restrictions will be deemed to have occurred.

13.  Revise the disclosure to specify the role of the Boards of Trustees in addressing conflicts related to the disclosure of portfolio holdings.

Response:  The Funds have revised this disclosure as requested.  The disclosure is found below:

There may be instances where the interests of a Fund’s shareholders respecting the disclosure of information about portfolio holdings may conflict or appear to conflict with the interests of the Adviser, any principal underwriter for the Fund or an affiliated person of the Fund (including such affiliated person’s investment adviser or principal underwriter).  In such situations, the conflict must be disclosed to the Boards of Trustees, and the Boards must be afforded the opportunity to determine whether or not to allow such disclosure.

14.  Revise the disclosure to indicate whether shareholders may recommend nominees.

Response:  The Funds note that Item 17(b)(2)(iv) of Form N-1A requires such disclosure when Funds have a nominating committee.  Then the Form requires that funds state “whether the committee will consider nominees recommended by security holders and, if so, describe the procedures to be followed by security holders in submitting recommendations.”  As the Funds do not have a nominating committee, the Funds did not include the disclosure in the filing.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	John Skidmore
Parnassus Funds
Parnassus Income Funds